UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39805

Qilian International Holding Group Limited

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Information

On September 30, 2022, Qilian International Holding Group Limited (the “Company”) held Annual Meeting of its Shareholders in Jiuquan City, Gansu Province, China. The record date for the Annual Meeting was August 31, 2022; as of the record date, the Company had 35,750,000 shares outstanding and entitled to vote at the meeting.

At the Annual Meeting the Company’s shareholders (i) elected Zhanchang Xin, Haiping Shi, Qingling Zhang, Ming Jing, and Yixuan (Adam) Sun, and (ii) ratified the appointment of Marcum LLP (formerly Friedman LLP) as the Company’s independent registered public accounting firm for the year ending September 30, 2022, each of the proposals with the following vote:

1.	Election of Directors.

	For	Withheld
Zhanchang Xin	27,782,044	8,800
Haiping Shi	27,762,338	28,506
Qingling Zhang	27,762,377	28,467
Ming Jing	27,762,366	28,478
Yixuan (Adam) Sun	27,762,368	28,476

2.	Ratification of the appointment of Marcum LLP as independent auditor.

For	Against	Abstain
27,751,420	36,462	2,961

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qilian International Holding Group Ltd

Dated: October 4, 2022	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chairman & Chief Executive Officer